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December 6, 2012	Abu Dhabi Barcelona Beijing Boston Brussels Chicago Doha Dubai Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Via EDGAR and E-Mail

Office of Mergers & Acquisitions

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Daniel F. Duchovny, Special Counsel

Re:	Schiff Nutrition International, Inc.
Schedule 14D-9 filed November 27, 2012
SEC File No.: 005-51083

Dear Mr. Duchovny:

We are counsel to Schiff Nutrition International, Inc. (the “Company”) and on behalf of the Company, we submit this letter in response to comments received from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 4, 2012, with respect to the Schedule 14D-9 that was filed by the Company with the Commission on November 27, 2012 (as amended, the “Schedule 14D-9”) in connection with the cash tender offer (the “Offer”) that has been made for all of the outstanding shares of Class A common stock and Class B common stock of the Company by Ascot Acquisition Corp., Reckitt Benckiser LLC and Reckitt Benckiser Group plc. Capitalized terms used but not defined in this letter shall have the respective meanings assigned to them in the Schedule 14D-9.

The text of the Staff’s comments has been included in this letter in bold for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, our response to each of the numbered comments is set forth immediately below each numbered comment. The Company has filed Amendment No. 1 to the Schedule 14D-9 with the Commission that reflects these revisions.

December 6, 2012

Consideration for Shares Tendered Pursuant to the Offer, page 6

1.	Please revise this section to provide the number of shares owned and consideration to be received by each director and officer instead of providing aggregate amounts.

Response: In response to the Staff’s comment, the Company has revised the disclosure as follows:

Item 3 of the Schedule 14D-9 is amended and supplemented to add the following after the third paragraph under the heading “Consideration for Shares Tendered Pursuant to the Offer” of the Section entitled “Arrangements between the Company and its Executive Officers, Directors and Affiliates” with the following new disclosure:

“The table below sets forth information regarding the Shares beneficially owned by each of the directors and named executive officers of the Company and their respective affiliates as of November 26, 2012, excluding vested and unvested equity awards, and the amount of cash each such person will be entitled to receive with respect to such Shares if they are tendered pursuant to the Offer and accepted for purchase and purchased by Purchaser.

	Number of Shares of Class A Common Stock Beneficially Owned	Number of Shares of Class B Common Stock Beneficially Owned	Aggregate Cash Payable pursuant to the Offer
Directors
Tarang P. Amin*	32,727	—	$1,374,534.00
Ronald L. Corey	42,731	—	$1,794,702.00
Matthew T. Hobart	—	—	—
Michael Hyatt	36,027	—	$1,513,134.00
Eugene B. Jones	36,027	—	$1,513,134.00
Roger H. Kimmel	144,697	—	$6,077,274.00
George F. Lengvari(1)	52,202	—	$2,192,484.00
William E. McGlashan, Jr.	—	—	—
Brian T. Swette	10,692	—	$449,064.00
Eric Weider(2)	7,577,709	7,486,574	$632,699,886.00
Richard G. Wolford	1,794	—	$75,348.00
Other Named Executive Officers
Joseph W. Baty	205,564	—	$8,633,688.00

December 6, 2012

Scott K. Milsten	—	—	—
Jennifer Steeves-Kiss	—	—	—

All Directors and Named Executive Officers (14 persons)	8,140,170	7,486,574	$656,323,248.00

*	Mr. Amin is also a named executive officer.
(1)	Does not include 410,997 shares of Class A Common Stock held by Bayonne Settlement, a trust organized under the laws of Jersey (U.K.), of which family members of George F. Lengvari are included among the beneficiaries. Bayonne Settlement is administered by an independent trustee, and Mr. Lengvari has neither the power to dispose of nor to vote the shares. Mr. Lengvari disclaims beneficial ownership of such shares.
(2)	Eric Weider has sole voting and investment power over 91,135 of the 7,577,709 shares of Class A Common Stock shown above. As disclosed on a Schedule 13D/A filed on November 27, 2012, Weider Health and Fitness is the record holder of 7,486,574 shares of the Class B Common Stock, and is a direct, wholly owned subsidiary of MLE Holdings Company (“MLE”). Eric Weider currently has direct and indirect control of MLE (and certain of its affiliates). Weider, Eric Weider and MLE (together, the “Weider Persons”) have shared dispositive power over the 7,486,574 shares of the Class B Common Stock held by Weider. Eric Weider disclaims beneficial ownership of the shares of Class B Common Stock that may be deemed beneficially owned by him, except to the extent of his pecuniary interest in such shares, which pecuniary interest is derived from his direct and indirect ownership interest in MLE.

The Weider Persons may be deemed to have shared voting power with TPG and certain of its affiliates over the 7,486,574 shares of the Company’s Class A Common Stock and the 7,486,574 shares of the Company’s Class B Common Stock held by TPG and the Weider Persons, respectively, as a result of certain provisions in that certain Stockholders Agreement, dated as of October 14, 2010 (the “Stockholders Agreement”), by and between Weider Health and Fitness and TPG. Except to the extent the Weider Persons may be deemed to have beneficial ownership over such shares as a result of the Stockholders Agreement pursuant to Rule 13d-4 under the Exchange Act, the Weider Persons expressly disclaim beneficial ownership of these shares for purposes of Section 13(d) of the Exchange Act.”

Transaction Bonus Agreements, page 8

2.	Please tell us why you have not filed these agreements as exhibits to the Schedule 14D-9.

Response: In response to the Staff’s comment, we note that the form of Transaction Bonus Agreement is filed as Exhibit (e)(3) to the Schedule 14D-9.

* * * *

December 6, 2012

In filing this response, the Company acknowledges that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once you have had time to review our responses to the Staff’s comments, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to contact me by telephone at (650) 463-3060.

Sincerely,

/s/ Tad J. Freese
Tad J. Freese of Latham & Watkins LLP

cc:	Scott K. Milsten, Schiff Nutrition International, Inc.